UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☑        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Intelsat S.A. issued a press release on January 29, 2016, announcing the appointment of Jacques Kerrest as Chief Financial Officer effective February 1, 2016. A copy of the press release is attached as an exhibit to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: January 29, 2016	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated January 29, 2016, entitled “Intelsat Appoints Jacques Kerrest as Chief Financial Officer”